March 13, 2007

VIA FACSIMILE (202) 772-9202

Michael Fay, Branch Chief

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-0408

Re:	TVI Corporation (“TVI”)
File No. 000-10449
Form 10-K: For the Year Ended December 31, 2005
Form 10-Q: For the Quarterly Period Ended September 30, 2006

Dear Mr. Fay:

This letter responds to comments received from the staff in a conversation today following up on our letter of March 12, 2007 responding to the staff’s written comments issued on March 1, 2007. In response to the comments, we have agreed to include specified disclosures in our Annual Report on Form 10-K for the year ended December 31, 2006. We hope you find our responses to be both helpful and complete.

In order to assist you in your review of our responses, we have set forth below each of the staff’s comments followed by our response. This response letter has been filed via EDGAR, tagged as “CORRESP.” The attachment to this letter has not been provided via EDGAR. Instead, we have delivered an original of this letter, together with the attachment, by facsimile.

We respectively request that the staff review and respond to our responses and proposed disclosures as soon as possible so that we can timely file our Form 10-K for the year ended December 31, 2006. We appreciate the staff’s cooperation and flexibility in this regard.

Form 10-K: For the Year Ended December 31, 2005

Item 7.	Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 19

1.	Based upon the factors discussed in our prior comment letters, we believe that you should report/disclose revenues from external customers for your thermal products group. Provide us your proposed expanded disclosure. Please refer to paragraph 37 of SFAS No. 131 for further guidance.

Response: In response to the staff’s comment, we have included disclosure of net revenue from the Company’s thermal products for each of the years ended December 31, 2006, 2005 and 2004. Please see Attachment A in this regard. Note that except for 2006 thermal revenue was not a material part of the Company’s total net revenue. We also intend to disclose net revenue from external customers by significant product group in accordance with paragraph 37 of SFAS No. 131 in future filings.

Michael Fay, Branch Chief

March 13, 2007

Form 10-Q For the Quarterly Period Ended September 30, 2006

Liquidity and Capital Resources, page 19

2.	We continue to believe that you should prominently quantify, in tabular form, the aggregate amount of accounts receivable that is more than 60 days, 90 days, 120 days, and 150 days, past due.

Response: In response to the staff’s comment, we will include the tabular disclosure of accounts receivable that are 60-89 days, 90-119 days and 120+ days past due as of December 31, 2006 as shown below. As we discussed, the proposed table shows the amounts that we subsequently collected in each category as of March 8, 2007. We also have disclosed the specific reserve associated with each category as of December 31, 2006.

The following table reflects additional information related to our accounts receivable at December 31, 2006 (in thousands):

	Accounts Receivable Days Past Due
	61-90 Days	91-120 Days	121 Days and Over
Outstanding at December 31, 2006	$643	$2,069	$669
Collected through March 8, 2007	426	2,011	288
Allowance for doubtful accounts at December 31, 2006	12	8	97

*        *        *        *        *         *        *        *        *        *

We hope the foregoing has adequately responded to your inquiries regarding three referenced filings and TVI’s intended prospective disclosure policies and plans. Should you have any additional questions or comments, please feel free to contact the undersigned at 301-352-8800, extension 248 or Sherri Voelkel, Corporate Controller, at 301-352-8800, extension 227. Please copy our outside SEC counsel, D. Scott Freed on any written response at c/o Whiteford, Taylor & Preston L.L.P., 7 St. Paul Street, Baltimore, Maryland 21202; fax -410-223-4363.

Sincerely,

/s/ George J. Roberts
George J. Roberts, Senior Vice President and Chief Financial Officer

cc:	D. Scott Freed

William E. Williams

Attachment